NO ACT

PE
1-26-11



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



11005660

January 26, 2011

Joseph Rinaldi
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-26-11

Re: Roper Industries, Inc.

Dear Mr. Rinaldi:

This is in regard to your letter dated January 26, 2011 concerning the shareholder proposal submitted by the Sheet Metal Workers' National Pension Fund for inclusion in Roper's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal and that Roper therefore withdraws its January 11, 2011 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Charles Kwon
Special Counsel

cc: Kenneth Colombo
Corporate Governance Advisor
Sheet Metal Workers' National Pension Fund
Edward F. Carlough Plaza
601 N. Fairfax Street, Suite 500
Alexandria, VA 22314

New York
Menlo Park
Washington DC
London
Paris
Madrid
Tokyo
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Hong Kong

Davis Polk

Joseph Rinaldi

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017

212 450 4805 tel
212 701 5805 fax
joseph.rinaldi@davispolk.com

January 26, 2011

Re: ***Shareholder Proposal Submitted by the Sheet Metal Workers' National Pension Fund***

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
via email: *shareholderproposals@sec.gov*

Ladies and Gentlemen:

On behalf of our client, Roper Industries, Inc. (the "**Company**"), we are writing to request a withdrawal of the no-action request filed with the Office of the Chief Counsel by the Company on January 11, 2011 with respect to a certain shareholder proposal and supporting statement submitted by Kenneth Colombo, on behalf of the Sheet Metal Workers' National Pension Fund (the "**Proponent**") on December 16, 2010 (the "**Proposal**") for inclusion in the proxy statement and form of proxy for the Company's 2011 Annual Meeting of Shareholders.

The Proponent withdrew its Proposal by letter addressed to the Company dated January 25, 2011. A copy of the Proponent's signed letter of withdrawal is attached hereto as Exhibit A for your convenience. Accordingly, the Company withdraws its no-action request pertaining to the Proposal.

Please do not hesitate to call me at (212) 450-4805 or David B. Liner, the Company's Vice President, General Counsel and Secretary, at (941) 556-2606, if we may be of any further assistance in this matter.

Very Truly Yours,



Joseph Rinaldi

Enclosures

cc: Kenneth Columbo
(Sheet Metal Workers' National Pension Fund)

Craig Rosenberg
(ProxyVote Plus)

David B. Liner
(Roper Industries, Inc.)

EXHIBIT A



SHEET METAL WORKERS' NATIONAL PENSION FUND
601 NORTH FAIRFAX STREET, SUITE 500
ALEXANDRIA, VIRGINIA 22314
TELEPHONE 703-739-7000

KEN COLOMBO
FUND COORDINATOR
KColombo@smwnpf.org

January 25, 2011

Mr. David B. Liner
Secretary
Roper Industries, Inc.
6901 Professional Parkway East, Suite 200
Sarasota, Florida 34240

Re: Majority Vote Shareholder Proposal

Dear Mr. Liner:

I am writing on behalf of the Sheet Metal Workers' National Pension Fund ("Fund") to withdraw the shareholder proposal submitted for inclusion in the upcoming Roper Industries, Inc. ("Roper") proxy statement.

Despite the technical deficiency in the record letter provided to Roper, please be assured that the Fund is indeed a long-term shareholder in the Company and concerned about its system of corporate governance. Specifically, we believe that the adoption of a majority vote standard for the election of directors – a reform widely adopted by the majority of large American corporations – would benefit the Company and its shareholders and merits the consideration of Roper's board of directors.

Shortly the Fund will be sending correspondence to you and the Board seeking to engage in dialogue regarding this importance issue. We look forward to a productive discussion. Please feel free to contact me at (703) 739-7000 if you have any questions or comments. Thank you.

Sincerely,

Kenneth Colombo
Corporate Governance Advisor

Cc: Craig Rosenberg
Office of Chief Counsel, Division of Corporation Finance, U.S. Securities and Exchange Commission

New York
Menlo Park
Washington DC
London
Paris
Madrid
Tokyo
Beijing
Hong Kong

Davis Polk

Joseph Rinaldi

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017

212 450 4805 tel
212 701 5805 fax
joseph.rinaldi@davispolk.com

January 11, 2011

Re: ***Shareholder Proposal Submitted by the Sheet Metal Workers' National Pension Fund***

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
via email: *shareholderproposals@sec.gov*

Ladies and Gentlemen:

On behalf of our client, Roper Industries, Inc. (the "**Company**"), we write to inform you of the Company's intention to exclude from its proxy statement and form of proxy for the Company's 2011 Annual Meeting of Shareholders (collectively, the "**2011 Proxy Materials**") a shareholder proposal (the "**Proposal**") and related supporting statement received from Kenneth Colombo, on behalf of the Sheet Metal Workers' National Pension Fund (the "**Proponent**").

We hereby respectfully request confirmation that the Staff of the Division of Corporation Finance (the "**Staff**") will not recommend any enforcement action if, in reliance on Rule 14a-8, the Company excludes the aforementioned proposal from the 2011 Proxy Materials. The Company has advised us as to the factual matters set forth below.

Pursuant to Staff Legal Bulletin No. 14D (CF), Shareholder Proposals (November 7, 2008), question C, we have submitted this letter and the related correspondence from the Proponent to the Commission via email to *shareholderproposals@sec.gov*. Also, in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent informing it of the Company's intention to exclude the Proposal from the 2011 Proxy Materials.

The Company plans to file its definitive proxy statement with the Securities and Exchange Commission (the "**SEC**") on or about April 30, 2011. Accordingly, we are submitting this letter not less than 80 days before the Company intends to file its definitive proxy statement.

We have concluded that the Proposal, which is attached hereto as Exhibit A, may be properly omitted from the 2011 Proxy Materials pursuant to the provisions of Rule 14a-8(b) because the Proponent has failed to establish that it had continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted on the Proposal at the meeting for at least one year by the date it submitted the Proposal.

Rule and Analysis

Rule 14a-8(b)(1) of the Securities Exchange Act of 1934, as amended, requires that, to be eligible to submit a proposal for a company's annual meeting, a shareholder must (i) have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date such shareholder submits the proposal and (ii) continue to hold those securities through the date of the meeting. Under Rule 14a-8(b)(2), if a proponent is not a registered shareholder of a company and has not made a filing with the SEC detailing the proponent's beneficial ownership of shares in the company (as described in Rule 14a-8(b)(2)(ii)), such proponent has the burden to prove that it meets the beneficial ownership requirements of Rule 14a-8(b)(1) by submitting to the Company (i) a written statement from the "record" holder of the securities verifying that, at the time the proponent submitted the proposal, the proponent continuously held the requisite amount of such securities for at least one year and (ii) the proponent's own written statement that it intends to continue to hold such securities through the date of the meeting. Pursuant to Rule 14a-8(f), if the proponent fails to provide such proof of ownership at the time the proponent submits the proposal, the company must notify the proponent in writing of such deficiency within 14 calendar days of receiving the proposal. A proponent's response to such notice of deficiency must be postmarked or transmitted electronically to the Company no later than 14 days from the date the proponent receives the notice of deficiency.

The Company received the Proposal on December 16, 2010. In the letter accompanying the Proposal, the Proponent represented that it was the beneficial owner of at least $2,000 worth of the Company's common stock, had held the shares for at least one year and intended to hold the shares through the date of the Company's 2011 annual meeting. The Proponent did not, however, provide written proof of such holdings from the record holder. The Company confirmed that the Proponent is not a registered holder of the Company's common stock.

In compliance with the time restrictions set forth in Rule 14a-8, the Company sent a notice of deficiency, which is attached hereto as Exhibit B (the "**Notice of Deficiency**"), by FedEx Priority Overnight Mail to the Proponent on December 22, 2010 requesting that the Proponent provide the necessary proof required by Rule 14a-8(b)(2) within 14 calendar days of its receipt of the Company's request. The Company received confirmation that FedEx delivered the Notice of Deficiency on December 23, 2010. This confirmation is attached hereto as Exhibit C.

As of the date of this letter, the Company has not received a response to its Notice of Deficiency or any additional communications from the Proponent. As the Staff has consistently found that proposals received without the proof of ownership required by Rule 14a-8(b) may be excluded from a company's proxy statement, we hereby respectfully request that the Staff concur with the Company's decision that the Proposal may be properly excluded from the 2011 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Please do not hesitate to call me at (212) 450-4805 or David B. Liner, the Company's Vice President, General Counsel and Secretary, at (941) 556-2606, if we may be of any further assistance in this matter.

Very Truly Yours,



Joseph Rinaldi

Enclosures

cc: Kenneth Columbo
(Sheet Metal Workers' National Pension Fund)

Craig Rosenberg
(ProxyVote Plus)

David B. Liner
(Roper Industries, Inc.)

EXHIBIT A

SHEET METAL WORKERS' NATIONAL PENSION FUND



[Sent via fax 941-306-2742 and via UPS]

December 16, 2010

David B. Liner, Secretary
Roper Industries, Inc.
6901 Professional Parkway East, Suite 200
Sarasota, Florida 34240

Re: Majority Vote Proposal

Mr. Liner:

On behalf of the Sheet Metal Workers' National Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Roper Industries, Inc. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal addresses our companies Director Election process. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of approximately 2,646 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund and other Sheet Metal Worker pension funds are long-term holders of the Company's common stock.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

Edward F. Carlough Plaza
601 N. Fairfax Street, Suite 500
Alexandria, VA 22314 (703) 739-7000 facsimile (703) 683-0932

SHEET METAL WORKERS' NATIONAL PENSION FUND

If you have any questions or wish to discuss the Proposal, please contact me at (703) 739-7018 or Kcolombo@smwnpf.org. Copies of correspondence or a request for a "no-action" letter should be directed to me at Sheet Metal Workers' National Pension Fund, 601 N. Fairfax Street, Suite 500, Alexandria, VA 22314.

Copies should also be forwarded to Mr. Craig Rosenberg, ProxyVote Plus, One Lane Center, 1200 Shermer Rd., Suite 216, Northbrook, IL 60062.

Sincerely,



Kenneth Colombo
Corporate Governance Advisor

Enclosure

cc: Craig Rosenberg

Director Election Majority Vote Standard Proposal

Resolved: That the shareholders of Roper Industries, Inc. ("Company") hereby request that the Board of Directors initiate the appropriate process to amend the Company's corporate governance documents (certificate of incorporation or bylaws) to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, with a plurality vote standard retained for contested director elections, that is, when the number of director nominees exceeds the number of board seats.

Supporting Statement: In order to provide shareholders a meaningful role in director elections, the Company's director election vote standard should be changed to a majority vote standard. A majority vote standard would require that a nominee receive a majority of the votes cast in order to be elected. The standard is particularly well-suited for the vast majority of director elections in which only board nominated candidates are on the ballot. We believe that a majority vote standard in board elections would establish a challenging vote standard for board nominees and improve the performance of individual directors and entire boards. The Company presently uses a plurality vote standard in all director elections. Under the plurality standard, a board nominee can be elected with as little as a single affirmative vote, even if a substantial majority of the votes cast are "withheld" from the nominee.

In response to strong shareholder support for a majority vote standard, over 70% of companies in the S&P 500 have adopted a majority vote standard in company bylaws or articles of incorporation. Additionally, these companies have adopted director resignation policies in their bylaws or corporate governance policies to address post-election issues related to the status of director nominees that fail to win election. Other companies have responded only partially to the call for change by simply adopting post election director resignation policies that set procedures for addressing the status of director nominees that receive more "withhold" votes than "for" votes. At the time of this proposal submission, our Company and its board had not taken either action.

We believe that a post election director resignation policy without a majority vote standard in company governance documents is an inadequate reform. The critical first step in establishing a meaningful majority vote policy is the adoption of a majority vote standard. With a majority vote standard in place, the board can then take action to develop a post election procedure to address the status of directors that fail to win election. A majority vote standard combined with a post election director resignation policy would establish a meaningful right for shareholders to elect directors, and reserve for the board an important post election role in determining the continued status of an unelected director. We urge the Board to take this important step of establishing a majority vote standard in the Company's governance documents.

EXHIBIT B

6901 Professional Parkway E.
Suite 200
Sarasota, FL 34240



Roper Industries, Inc.

Telephone (941) 556-2601
Fax (941) 556-2670

VIA OVERNIGHT MAIL

December 21, 2010

Mr. Kenneth Colombo
Sheet Metal Workers' National Pension Fund
Edward F. Carlough Plaza
601 N. Fairfax Street, Suite 500
Alexandria, VA 22314

Re: Stockholder Proposal

Dear Mr. Colombo,

I am writing on behalf of Roper Industries, Inc. (the "Company"), which received a letter that was postmarked on December 20, 2010 submitting a stockholder proposal relating to the vote requirement to elect directors of the Company for inclusion in the 2011 proxy statement of the Company.

The federal securities laws require that in order to be eligible to submit a proposal for inclusion in the Company's proxy statement, each shareholder proponent must, among other things, have continuously held at least $2,000 in market value of the Company's common stock, or 1%, of the company's securities entitled to vote on the proposal at the meeting for at least one year by the date you submit the proposal. The Company's stock records do not indicate the Sheet Metal Workers' National Pension Fund (the "Fund") is currently the registered holder on the Company's books and records of any shares of the Company's common stock and the Fund has not provided proof of ownership. Accordingly, you must submit to us a written statement from the "record" holder of the shares (usually a broker or bank) verifying that, at the time the Fund submitted the proposal (December 20, 2010), the Fund had continuously held at least $2,000 in market value, or 1%, of the Company's common stock for at least the one year period prior to and including December 20, 2010.

In order to meet the eligibility requirements for submitting a shareholder proposal, you must provide the requested information to us with respect to stock ownership no later than 14 calendar days from the date you receive this letter. Please address any response to me at the address or fax number as provided above. A copy of Rule 14a-8, which applies to shareholder proposals submitted for inclusion in proxy statements, is enclosed for your reference.

Sincerely,

David B. Liner
Vice President, General Counsel and Secretary

Enclosure

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Davis Polk

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017
212 450 4000 tel
212 701 5800 fax

MEMORANDUM

Date:	December 20, 2010
To:	David Liner
cc	Bruce Dallas Joe Rinaldi
From:	Ning Chiu
Re:	Primer on SEC Process for Rule 14a-8 Shareholder Proposals

As requested, below is a brief discussion of Exchange Act Rule 14a-8, focused on the possible involvement of the SEC Division of Corporation Finance.

Background

Exchange Act Rule 14a-8 permits shareholders to make proposals for inclusion in a company's proxy statement and include it in the company's proxy card. A shareholder proposal makes a recommendation or requirement that the company and/or its board of directors take certain action. Almost all shareholder proposals are non-binding in nature.

Company's Alternatives

A company has three alternatives upon receipt of a shareholder proposal:

- Include the proposal in its proxy statement to be voted on, in which case the SEC staff need not be involved in reviewing the proposal;
- Negotiate with the proponent for withdraw of the proposal. A proponent can agree to withdraw a shareholder proposal at any time before the annual meeting. If withdraw occurs after the company has submitted a no-action letter request to the SEC as discussed below, the company would write to the SEC to seek to withdraw its no-action letter request; or
- Exclude the proposal by submitting a no-action letter to the Office of Chief Counsel in the Division of Corporation Finance.

Basis for Exclusion in Rule 14a-8

Under Rule 14a-8, a company can seek no-action relief from the SEC Staff to exclude a shareholder proposal from its proxy statement if it believes the shareholder proposal contains either procedural or substantive deficiencies. The burden is on the company to demonstrate an appropriate basis for exclusion.

- *Procedural deficiencies.* A company may seek no-action relief on the basis that the proposal contains any one or more of the following procedural deficiencies, such that the proponent has failed to meet the eligibility requirements necessary to submit the proposal. The company must give the proponent notice of, and an opportunity to cure if possible, these deficiencies. The deadlines for notifying the proponent and the cure period are described in the timeline below.
  - Does not meet the share ownership thresholds (Rule 14a-8(b))
  - Proponent has submitted multiple proposals, which includes seeking multiple actions within one proposal (Rule 14a-8(c))
  - The proposal's length exceeded 500 words (Rule 14a-8(d))
  - The proposal was submitted past the deadline (Rule 14a-8(e))
- *Substantive deficiencies.* A company may seek no-action relief on the basis that the proposal contains any one or more of the following substantive deficiencies. Most no-action letters cite more than one basis for exclusion. The company need not give proponents an opportunity to cure these types of deficiencies, but in some cases the SEC staff will provide the proponent with an opportunity to cure when responding to a no-action letter request, such as if the proposal is vague.
  - The proposal is improper under state law (Rule 14a-8(i)(1))
  - The proposal would violate law (including violation of existing contacts) (Rule 14a-8(i)(2))
  - Violation of proxy rules (usually interpreted as the proposal contains false or misleading, or vague and indefinite, statements) (Rule 14a-8(i)(3))
  - The proponent has a personal grievance or special interest (such as a litigation against the company) (Rule 14a-8(i)(4))
  - If the proposal relates to operations which accounts for less than 5% of a company's business and is not otherwise significantly related to the business (Rule 14a-8(i)(5))
  - The company does not have the power or authority to implement the proposal (Rule 14a-8(i)(6))
  - The proposal deals with a matter related to the company's ordinary business (Rule 14a-8(i)(7))
  - The proposal relates to an election of directors (Rule 14a-8(i)(8))
  - The proposal conflict with a company's proposal (Rule 14a-8(i)(9))
  - The proposal has been substantially implemented (Rule 14a-8(i)(10))

- The proposal is duplicative of another shareholder proposal that the company intends to include in its proxy statement (Rule 14a-8(i)(11))

- The proposal is being resubmitted and previously received very threshold votes as defined (Rule 14a-8(i)(12))

- The proposal asks for specific dividends (Rule 14a-8(i)(13))

Timeline for Rule 14a-8 Process

The following is a general timeline for the Rule 14a-8 exclusion process. Dates specific to the NYSE are noted if known.

- 120 days before the release date of the prior year's annual meeting proxy statement – deadline for shareholders to submit shareholder proposals (November 2, 2009)

- 14 days after receipt of a shareholder proposal – the company must notify the proponent of any eligibility deficiencies as described above (depends on date of receipt)

- 14 days after receiving the company's notification – proponent's opportunity to cure any eligibility deficiencies (depends on date of receipt)

- 80 days before the company files its definitive proxy statement and form of proxy – deadline for a company to submit a no-action letter to the SEC citing either (a) one or more procedural deficiencies that the proponent has failed to cure or (b) one or more substantive deficiencies (December 28, 2009)[1]

- No specific deadline, but practice is about a month after the company submits the no-action letter – proponent may, but is not required to, submit a response to the company's no-action letter (January 28, 2010)

- No specific deadline, and may take up to 2 months – the SEC decides on the no-action letter (March 1, 2010 or earlier)

- 30 days before the company files the definitive proxy statement and form of proxy – company must provide proponent with a copy of the opposition statement to the shareholder proposal that company intends to include in the proxy statement (February 16, 2010)[2]

- 7 days after the proponent receives the SEC response to the no-action letter request – deadline for shareholder to revise the proposal if the SEC allows it

- 5 days after company receives the revised proposal – deadline for company's opposition statement in response to revised shareholder proposal

Please let me know if you have any questions about this memo.

[1] Assumes shareholder meeting to take place on April 29, 2010 and definitive proxy statement needs to be filed about 43 days in advance due to Notice and Access rules (March 18, 2010). Note that if NYSE submits a management proposal, a preliminary proxy statement will need to be filed about three weeks prior to filing the definitive proxy statement, but the filing of a preliminary proxy statement does not affect the shareholder proposal process.

[2] Note that this deadline may come up before the company knows whether the SEC staff will permit exclusion.

EXHIBIT C